FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC Holdings plc - Interim Management Statement - 1Q 2013

HSBC Holdings plc ('HSBC') will be conducting a trading update conference call with analysts and investors today to coincide with the release of its Interim Management Statement. The trading update call will take place at 11.00am BST, and details of how to participate in the call and the live audio webcast can be found below and at Investor Relations on www.hsbc.com.

Conference call details

Date:    Tuesday, 7 May 2013

Time:    6.00am EDT
              11.00am BST
              6.00pm HKT

Audio webcast:
Please follow this link for the webcast: http://www.hsbc.com/1/2/investor-relations/financial-info

Speakers:  Stuart Gulliver, Group Chief Executive
                     Iain Mackay, Group Finance Director

Conference details for investors and analysts:
Passcode: HSBC

Toll		Toll free
UK / International	+44 (0) 1452 584 928	UK	0800 279 5983
USA	+1 917 503 9902	USA	1866 629 0054
Hong Kong	+852 3077 4624	Hong Kong	800 933 234

Replay conference call details (available until 7 June 2013):
Passcode: 49343981#

Toll		Toll free
UK / International	+44 (0) 1452 550 000	UK	0800 953 1533
		USA	1866 247 4222
		Hong Kong	800 901 393

Investor Relations	Media Relations
Guy Lewis	Patrick Humphris
Tel: +44 (0) 20 7992 1938	Tel: +44 (0) 20 7992 1631
Hugh Pye	Gareth Hewett
Tel: +852 2822 4908	Tel: +852 2822 4929

Table of contents

Highlights ................................................................	3	Profit before tax by global business and geographical
Group Chief Executive's comments .........................	4	region ...................................................................	15
Underlying performance ..........................................	5	Summary information - global businesses .................	16
Financial performance commentary .........................	6	Summary information - geographical regions ...........	22
Trading conditions and outlook for 2013 .................	9	Appendix - selected information .............................	28
Notes .......................................................................	10	Loans and advances to customers by industry sector
Cautionary statement regarding forward-looking		and by geographical region .............................	28
statements ............................................................	10	Exposures to countries in the eurozone.................	29
Summary consolidated income statement .................	11	Redenomination risk............................................	29
Summary consolidated balance sheet ........................	12	Notable revenue items and notable cost items by
Capital .....................................................................	13	geographical region and global business..........	30
Risk-weighted assets .................................................	13	US run-off portfolios............................................	31

Note to editors

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in over 80 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, and the Middle East and North Africa. With assets of US$2,681bn at 31 March 2013, HSBC is one of the world's largest banking and financial services organisations.

Highlights

	Reported			Underlying1
	Quarter ended			Quarter ended
	31 Mar 2013	31 Mar 2012	Change	31 Mar 2013	31 Mar 2012	Change
	US$m	US$m	%	US$m	US$m	%
Income statement
Revenue2 ...............................................................	18,416	16,201	14	17,555	16,798	5
Loan impairment charges and other credit risk provisions	(1,171)	(2,366)	51	(1,170)	(2,092)	44
Operating expenses ...............................................	(9,347)	(10,353)	10	(9,333)	(9,565)	2
Profit before tax ...................................................	8,434	4,322	95	7,588	5,654	34

	At 31 Mar 2013	At 31 Dec 2012
Capital and balance sheet
Core tier 1 ratio ....................................................	12.7%	12.3%
Common equity tier 13 ..........................................	9.7%	9.0%
Loans and advances to customers ..........................	958,591	997,623
Customer accounts ................................................	1,307,938	1,340,014
Risk-weighted assets ..............................................	1,097,792	1,123,943

	Quarter ended
	31 Mar 2013	31 Mar 2012
Performance measures
Return on average shareholders' equity ..................	14.9%	6.4%
Cost efficiency ratio ..............................................	50.8%	63.9%
Pre-tax return on average risk-weighted assets .......	3.1%	1.4%

1 The difference between reported and underlying results is explained and reconciled on page 5.
2 Revenue is defined as net operating income before loan impairment charges and other credit risk provisions.
3     Estimated Capital Requirements Directive ('CRD') IV common equity tier 1 ('CET1') end point capital pre management actions, based on our interpretation of the July 2011 draft CRD IV regulation, supplemented by
       Prudential Regulation Authority ('PRA') guidance. However, the rules are yet to be finalised and estimates are subject to change.

·   We continued to implement our strategy to grow, simplify and restructure the Group, announcing nine transactions to dispose of or close businesses since the start of 2013, making the total 52 since the start of 2011. Consistent with our commitment to adopt global standards, we continue to take steps to de-risk our business.

·   Reported profit before tax ('PBT') for the first quarter of 2013 ('1Q13') was US$8.4bn, up 95% compared with the first quarter of 2012 ('1Q12'). This included adverse movements of US$0.2bn on the fair value of our own debt (1Q12:
    US$2.6bn) and gains of US$1.1bn from disposals and the reclassification of an associate (1Q12: US$0.2m).

·   Underlying PBT for 1Q13 was US$7.6bn, up 34% compared with 1Q12. This primarily reflected higher revenue of US$0.8bn and lower loan impairment charges of US$0.9bn, with a notable improvement in our US Consumer and
    Mortgage Lending ('CML') portfolio.

·   Underlying revenue included a net gain of US$0.6bn on completion of the sale of our remaining shareholding in Ping An and a US$0.5bn favourable debit valuation adjustment on derivative contracts. Remaining revenue was broadly unchanged. We achieved revenue growth in key areas including residential mortgages and Commercial Banking in both our home markets of Hong Kong and the UK, and Financing and Equity Capital Markets.

·   Underlying operating expenses were down 2% compared with 1Q12, reflecting lower charges in respect of UK customer redress programmes and a reduction in restructuring costs. We achieved US$0.4bn of additional sustainable cost savings during the quarter.

· Underlying cost efficiency ratio improved to 53.2% in 1Q13 from 56.9% in 1Q12.
· Core tier 1 capital ratio was 12.7% at 31 March 2013, up from 12.3% at 31 December 2012.

Group Chief Executive, Stuart Gulliver, commented:

"We have had a good start to the year, with growth in reported and underlying profit before tax. These results demonstrate our progress in implementing the strategy we set out in May 2011.

"While continuing uncertainty in the global economy has created a relatively muted environment for revenue growth, we have increased revenue in key areas including residential mortgages and Commercial Banking in both our home markets of Hong Kong and the UK, and in our Financing and Equity Capital Markets business.

"Loan impairment charges were lower in every region, notably in North America. Our continued focus on cost management contributed to an improvement in our underlying cost efficiency ratio.

"We have achieved further progress on the journey we started in 2011 to make HSBC easier to manage and control. The implementation of global standards will help ensure that we meet the commitments we made to the US and UK authorities as part of the settlement agreements reached at the end of last year.

"Our performance in April continued the trend we saw in the first quarter. Looking at the macroeconomic environment, there are still challenges ahead. However, we expect the mainland Chinese economy to accelerate after a slower than expected start to the year; the US to continue to outperform its peers, although the pace of growth is slow compared to past standards; the eurozone to contract; emerging markets to grow at around 5% and global growth to be around 2% for 2013.

"We have strengthened our capital position and remain one of the best-capitalised banks in the world, allowing us both to invest in organic growth and grow dividends. Our strategic direction remains unchanged. Later this month we will update investors on the next phase of its implementation."

Underlying performance

Internally we measure our performance on a like-for-like basis by eliminating the effects of foreign currency translation and changes in credit spread on the fair value of our long-term debt (where the net result of such movements will be zero upon maturity of the debt). We also eliminate the effects of acquisitions, disposals and changes of ownership levels of subsidiaries, associates and businesses. All of these distort period-on-period comparisons. For disposals, acquisitions and changes of ownership levels of subsidiaries, associates and businesses, we eliminate the gain or loss on disposal in the period incurred and remove the operating profit or loss of the acquired and disposed of businesses from all periods presented.

Reconciliation of reported and underlying revenue

	Quarter ended
	31 Mar 2013	31 Mar 2012	Change	31 Dec 2012	Change
	US$m	US$m	%	US$m	%

Reported revenue .................................................	18,416	16,201	14	16,867	9
Currency translation adjustment1 .........................		(302)		(199)
Own credit spread .................................................	243	2,644	(91)	1,312	(81)
Acquisitions, disposals and dilutions ......................	(1,104)	(1,745)		(3,411)

Underlying revenue ..............................................	17,555	16,798	5	14,569	20

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions ('LIC's)

	Quarter ended
	31 Mar 2013	31 Mar 2012	Change	31 Dec 2012	Change
	US$m	US$m	%	US$m	%

Reported LICs ......................................................	(1,171)	(2,366)	51	(1,792)	35
Currency translation adjustment1 .........................		61		(2)
Acquisitions, disposals and dilutions ......................	1	213		5

Underlying LICs ...................................................	(1,170)	(2,092)	44	(1,789)	35

Reconciliation of reported and underlying operating expenses

	Quarter ended
	31 Mar 2013	31 Mar 2012	Change	31 Dec 2012	Change
	US$m	US$m	%	US$m	%

Reported operating expenses ................................	(9,347)	(10,353)	10	(11,444)	18
Currency translation adjustment1 .........................		177		75
Acquisitions, disposals and dilutions ......................	14	611		46

Underlying operating expenses .............................	(9,333)	(9,565)	2	(11,323)	18

Underlying cost efficiency ratio ...........................	53.2%	56.9%		77.7%

Reconciliation of reported and underlying profit before tax

	Quarter ended
	31 Mar 2013	31 Mar 2012	Change	31 Dec 2012	Change
	US$m	US$m	%	US$m	%

Reported profit before tax ...................................	8,434	4,322	95	4,431	90
Currency translation adjustment1 .........................		(61)		(125)
Own credit spread .................................................	243	2,644	(91)	1,312	(81)
Acquisitions, disposals and dilutions ......................	(1,089)	(1,251)		(3,667)

Underlying profit before tax ................................	7,588	5,654	34	1,951	289

1 'Currency translation adjustment' is the effect of translating the results of subsidiaries and associates for the previous period at the average rates of exchange applicable in the current period.

Notable revenue items

	Quarter ended
	31 Mar 2013	31 Mar 2012	Change	31 Dec 2012	Change
	US$m	US$m	%	US$m	%

Sale of remaining Ping An shareholding1 ..............	553	-		-
Ping An contingent forward sale contract2 ...........	-	-		(553)

Notable cost items

	Quarter ended
	31 Mar 2013	31 Mar 2012	Change	31 Dec 2012	Change
	US$m	US$m	%	US$m	%

Restructuring and other related costs ....................	75	260	71	216	65
UK customer redress programmes ........................	164	468	65	640	74
Fines and penalties for inadequate compliance with anti-money laundering and sanction laws ..........	-	-		421

1  The gain of US$553m represents the net impact of the disposal of available-for-sale investments in Ping An offset by adverse changes in fair value of the contingent forward sale contract to the point of delivery of the shares.

2 For a full description of the Ping An contingent forward sale contract, see page 472 of the Annual Report and Accounts 2012.

Financial performance commentary

·     Reported net operating income before loan impairment charges and other credit provisions ('revenue') was US$18.4bn in 1Q13, US$2.2bn higher than in 1Q12. This primarily reflected lower adverse movements of US$0.2bn on our own debt designated at fair value resulting from changes in credit spreads, compared with US$2.6bn in 1Q12. In addition, revenue included US$1.1bn of gains (net of losses) from disposals and reclassifications compared with
      US$0.2bn in 1Q12, including an accounting gain in 1Q13 arising from the reclassification of Industrial Bank Co., Limited ('Industrial Bank') as a financial investment following its issue of additional share capital to third parties. The resulting increase in revenue was partially offset by the absence of revenue in 1Q13 from businesses disposed of during 2012, notably Cards and Retail Services ('CRS') in the US, which was sold in May 2012.

· Underlying revenue was US$17.6bn in 1Q13, US$0.8bn higher than in 1Q12. This included items totalling US$1.1bn, as follows:
- a net gain recognised on completion of the sale of our remaining shareholding in Ping An Insurance (Group) Company of China, Limited ('Ping An') of US$0.6bn;
       -      a favourable debit valuation adjustment of US$0.5bn in Global Banking and Markets ('GB&M') on derivative contracts reflecting a widening of spreads on HSBC credit default swaps and refinement of the calculation;

- foreign exchange gains on sterling debt issued by HSBC Holdings of US$0.4bn;
       -      a loss relating to the write-off of allocated goodwill recognised following the reclassification of a non-strategic business to 'Assets held for sale' in Global Private Banking ('GPB') of US$0.3bn; and

- a loss of US$0.1bn on the sale of an HFC Bank UK secured loan portfolio.

      Remaining Group revenue was broadly unchanged:

      -      GB&M delivered a strong revenue performance in the quarter. However, this was lower than 1Q12 for two reasons: (i) 1Q12 benefited from the significant tightening of spreads on eurozone bonds following the European
             Central Bank's announcement of the Long-Term Refinancing Operation, although this reduction in revenue was partly offset by lower adverse fair value movements on structured liabilities; and (ii) Balance Sheet Management revenue decreased due to lower net interest income as proceeds from the sale and maturing of investments were reinvested at prevailing rates. In addition, there were lower gains on the disposal of available-for-sale debt securities in the UK. These factors were partly offset by increased revenue from Financing and Equity Capital Markets which was driven by higher lending spreads together with a rise in fees in our financing, advisory and underwriting businesses and the non-recurrence of losses on the sale of certain syndicated loans in 1Q12.

      -      In Retail Banking and Wealth Management ('RBWM'), revenue decreased due to a decline in the US run-off portfolio which reflected a loss of US$0.2bn arising from the early termination of US$1.0bn of qualifying accounting hedges as a result of potential funding changes. Revenue in RBWM excluding the US CRS business and the US run-off portfolio increased, mainly driven by higher net interest income from an increase in average secured lending balances in Hong Kong and the UK.

      -      In Commercial Banking ('CMB') revenue was in line with 1Q12. There was moderate growth in net fee income across most product groups, while net interest income was broadly unchanged as higher average lending and deposit balances, notably in the UK and Hong Kong, were largely offset by spread compression.

·   Loan impairment charges and other credit risk provisions ('LIC's) were lower in all regions than in 1Q12. The decrease was most significant in North America due to reduced lending balances and lower delinquency rates in our
    CML portfolio, as well as the sale of the CRS business in 2012. The Middle East and North Africa benefited from a net release of LICs raised in previous periods compared with significant impairment charges in 1Q12, reflecting the improvement in the financial position of certain customers. LICs also decreased in Europe, reflecting lower credit risk provisions due to net releases on available-for-sale asset-backed securities due to an improvement in underlying asset prices. This compared with charges in 1Q12. Also in Europe, notably in the UK, lower loan impairment charges in RBWM reflected a fall in delinquency rates.

·   Reported operating expenses in 1Q13 of US$9.3bn were 10% lower than in 1Q12. On an underlying basis, operating expenses fell by US$0.2bn, primarily due to lower charges relating to UK customer redress programmes of
    US$0.3bn and a US$0.2bn reduction in restructuring and related costs. Remaining operating expenses were US$0.3bn higher, mainly due to an operational risk provision in GPB, a customer remediation provision related to our former CRS business, the cost of transitional service agreements following the sale of the CRS business and an impairment of our interest in a joint venture, which in aggregate totalled US$0.4bn. Wage inflation also contributed to the increase in operating expenses. These factors were partly offset by sustainable cost savings and lower performance-related costs in GB&M.

· We achieved an additional US$0.4bn of sustainable cost savings across all our regions, taking the annualised total to US$4.0bn as we continued with our organisational effectiveness programmes.
· The reported cost efficiency ratio improved from 63.9% in 1Q12 to 50.8% in 1Q13 while, on an underlying basis, it improved from 56.9% to 53.2%.
·   The number of full-time equivalent staff at the end of the quarter was 260,400, broadly unchanged since 31 December 2012. This reflected a reduction from organisational effectiveness initiatives and business disposals which was largely offset by recruitment, notably in our Risk function (including Compliance) as we continued the implementation of global standards.

·   The effective tax rate for 1Q13 of 15.7% was lower than the UK corporation tax rate of 23.25%. This was driven by the benefits arising from the non-taxable gains on profits associated with the reclassification of Industrial Bank as a financial investment and the Ping An sale, and the geographical distribution of the Group's profit.

·   Profit attributable to ordinary shareholders for the first quarter was US$6.2bn, up by US$3.8bn on 1Q12, with the result that the annualised return on average ordinary shareholders' equity was 14.9% compared with 6.4% in 1Q12.

   1Q13 compared with 4Q12

·     Reported revenue of US$18.4bn in 1Q13 was US$1.5bn higher than in 4Q12, despite significantly lower gains (net of losses) from disposals and reclassifications of US$1.1bn compared with US$3.3bn in 4Q12. 1Q13 included adverse movements on own debt designated at fair value resulting from changes in credit spreads of US$0.2bn compared with US$1.3bn in 4Q12.

· On an underlying basis, revenue was US$3.0bn higher, driven by:
- a charge in 4Q12 of US$0.9bn from the change in estimation methodology in respect of credit valuation adjustments on derivative contracts;
-     the net gain recognised on completion of our remaining shareholding in Ping An of US$0.6bn in 1Q13 which offset the adverse fair value movement on the forward contract included in our 4Q12 results; and

- foreign exchange gains in 1Q13 on sterling debt issued by HSBC Holdings.
·      Remaining revenue increased, driven by GB&M. This was notably in Rates in Europe following muted customer activity in the fourth quarter, in our Credit business as the momentum achieved in 2012 within debt capital markets continued, and in Balance Sheet Management due to higher gains on the disposal of available-for-sale debt securities in North America and Europe in 1Q13.

·      LICs were lower than in 4Q12, mainly in Europe due to a higher level of individually assessed impairments in CMB in 4Q12 on UK, Spanish and Greek exposures. In addition, there were lower loan impairment charges in North
       America, primarily due to the non-recurrence of an adjustment made in 4Q12 of US$0.2bn to increase the estimated average time period from current status to write-off for real estate loans.

·      Reported operating expenses for 1Q13 were 18% lower than in 4Q12. On an underlying basis, operating expenses were also lower, as 4Q12 included charges related to the UK bank levy and fines and penalties paid as part of the settlement of investigations into past inadequate compliance with anti-money laundering and sanctions laws. In addition, in 1Q13 there were lower charges relating to UK customer redress programmes and restructuring and related costs. The remaining operating expenses were US$0.4bn (5%) lower, primarily reflecting the non-recurrence of asset write-offs and lease provisions, and a decline in litigation penalties and related costs.

Balance sheet commentary

·   Reported loans and advances to customers declined by US$39.0bn during 1Q13. This resulted from foreign exchange differences of US$25.4bn, a US$1.2bn reduction in reverse repo balances and a decrease in customer lending of
       US$12.5bn. The latter was driven by the reclassification of customer lending balances relating to the planned disposals of non-strategic businesses in Latin America and Europe to 'Assets held for sale'. Apart from this, loans and advances to customers remained broadly unchanged from 31 December 2012. Term and trade-related lending to CMB customers in Hong Kong rose as cross-border trade between Hong Kong and mainland China increased. In addition, residential mortgage balances rose in a number of countries across Rest of Asia-Pacific, including mainland China which benefited from an active property market. Residential mortgage balances continued to grow in
       Hong Kong, albeit at a slower rate than in 2012, while competitive campaigns led to a rise in the UK. This was partly offset by the continued decline in residential mortgage balances in the US run-off portfolio. In addition, overdraft balances in the UK which did not meet the accounting netting criteria fell.

·   Reported customer accounts declined by US$32.1bn compared with 31 December 2012. This resulted from foreign exchange movements of US$29.8bn, and a fall in customer deposits of US$9.7bn in 1Q13. The latter was driven by declines in Latin America and Europe which reflected the reclassification to 'Liabilities of disposal groups held for sale' of customer account balances relating to the planned disposals of non-strategic operations. A US$7.4bn rise in repo balances partly offset these declines. The fall in customer account balances was broadly in line with 31 December 2012 levels, as a decline in current accounts in the UK relating to the reduction in overdraft balances which did not meet the accounting netting criteria and lower customer deposit balances in North America was largely offset by growth in all global businesses in the Middle East and North Africa and higher RBWM balances in Hong
        Kong, Rest of Asia-Pacific and the UK.

·   Other significant balance sheet movements in the quarter included an increase in trading assets and liabilities, reflecting a rise in customer activity and a resultant increase in settlement account balances. Loans to banks also rose, largely in Europe, as liquidity was deployed into reverse repos, and in Hong Kong and Rest of Asia-Pacific, where there was a rise in interbank placements.

Capital and risk-weighted assets

The core tier 1 capital ratio strengthened to 12.7% from 12.3% at 31 December 2012 as a result of the completion of management actions and profit generation offset by the effect of regulatory changes.

Internal capital generation contributed US$3.0bn to core tier 1 capital, being profits attributable to shareholders of the parent company after a regulatory adjustment for own credit spread and net of dividends. This was largely offset by foreign currency translation differences resulting from the strengthening of the US dollar.

Risk-weighted assets ('RWA's) reduced by US$26.2bn, of which US$9.8bn was due to foreign exchange movements. Credit risk RWAs decreased by US$38.1bn from the reclassification of Industrial Bank as a financial investment and its consequent exclusion from the regulatory consolidation of RWAs. This was partially offset by an increase in credit risk RWAs of US$19.0bn due to the introduction of a new PRA regulatory floor in the calculation of credit risk RWAs on sovereign exposures under the advanced internal ratings-based ('IRB') approach.

The estimated CRD IV CET1 ratio strengthened to 9.7% from 9.0% at 31 December 2012 due to the sale of our remaining shareholding in Ping An and to the factors described above. After taking into account planned management actions mitigating the effect of immaterial holdings, the CET1 ratio is estimated to be 10.1%.

Net interest margin

Net interest margin was lower than in 1Q12 as a result of significantly lower yields on customer lending, including balances within 'Assets held for sale'. This was driven by the effect of disposals during 2012, notably the higher yielding CRS portfolio in the US, coupled with a downward trend in interest rates in a number of countries. Yields on our surplus liquidity also fell, notably in Latin American and Europe, as proceeds from maturing investments and disposals were reinvested at lower prevailing rates. The fall in yield was partly offset by a reduction in the cost of funds on customer accounts in the low rate environment and on debt issued by the Group, notably in the US where lower funding requirements following the business disposals led to debt at higher effective rates maturing and not being replaced. The decline in net interest margin compared with 4Q12 similarly reflected the change in the composition of our balance sheet as a result of disposals, together with lower yields on our surplus liquidity. This was partly offset by a reduction in our cost of funds, notably on debt issued by the Group, together with lower rates paid on customer account balances.

Trading conditions and outlook for 2013

Although broad macroeconomic challenges persist, we expect the mainland Chinese economy to accelerate after a slower than expected start to the year. We forecast that the US will continue to outperform its peers, though the pace of growth will be slow compared with past experience. We expect that the eurozone will contract, that emerging markets will grow at around 5%, and that global growth will be around 2% in 2013.

Our performance in April continued the trend we saw in the first quarter.

Notes

·      Income statement comparisons, unless stated otherwise, are between the quarter ended 31 March 2013 and the quarter ended 31 March 2012. Balance sheet comparisons, unless otherwise stated, are between balances at 31 March
       2013 and the corresponding balances at 31 December 2012.

·     The financial information on which this Interim Management Statementis based, and the data set out in the appendix to this statement, are unaudited and have been prepared in accordance with HSBC's significant accounting policies as described in the Annual Report and Accounts 2012, with the exception of the adoption of the following new or revised standards: IFRS 10 'Consolidated Financial Statements', IFRS 11 'Joint Arrangements', IFRS 13 'Fair
       Value Measurement' and IAS 19 'Employee Benefits'. These new standards are effective from 1 January 2013 and their adoption had an insignificant effect on the consolidated financial statements of HSBC. A glossary of terms is also provided in the Annual Report and Accounts 2012.

·     The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy, it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars or, subject to the Board's determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

Interim Report 2013 announcement date ...............................................................................................	5 August 2013
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda ...................................................	21 August 2013
ADSs quoted ex-dividend in New York ...................................................................................................	21 August 2013
Dividend record date in Hong Kong .......................................................................................................	22 August 2013
Dividend record date in London, New York, Paris and Bermuda .............................................................	23 August 2013
Dividend payment date ..........................................................................................................................	9 October 2013

Cautionary statement regarding forward-looking statements

The Interim Management Statement contains certain forward-looking statements with respect to HSBC's financial condition, results of operations and business.
Statements that are not historical facts, including statements about HSBC's beliefs and expectations, are forward-looking statements. Words such as 'expects', 'anticipates', 'intends', 'plans', 'believes', 'seeks', 'estimates', 'potential' and 'reasonably possible', variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements,offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC's Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:

·      changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks' policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; and consumer perception as to the continuing availability of credit and price competition in the market segments we serve;

·      changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms; and

·      factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; and our success in addressing operational, legal and regulatory, and litigation challenges, notably compliance with the Deferred Prosecution Agreements with US authorities.

Summary consolidated income statement

	Quarter ended
	31 Mar 2013	31 Dec 2012	30 Sep 2012	30 Jun 2012	31 Mar 2012
	US$m	US$m	US$m	US$m	US$m

Net interest income ...........................................................	8,968	9,182	9,114	9,289	10,087
Net fee income ..................................................................	4,245	4,066	4,057	3,997	4,310
Net trading income ............................................................	3,843	780	1,792	1,637	2,882

Changes in fair value of long-term debt issued and related derivatives ......................................................................	(1,457)	(1,132)	(1,385)	581	(2,391)
Net income/(expense) from other financial instruments designated at fair value ...................................................	553	655	819	(422)	1,049

Net income/(expense) from financial instruments designated at fair value ....................................................................	(904)	(477)	(566)	159	(1,342)
Gains less losses from financial investments .......................	1,610	-	166	564	459
Dividend income ................................................................	34	87	31	75	28
Net earned insurance premiums ..........................................	3,172	3,023	3,325	3,176	3,520
Gains on disposal of US branch network, US cards business and Ping An ...................................................................	-	3,012	203	3,809	-
Other operating income .....................................................	1,001	757	321	526	496

Total operating income ..................................................	21,969	20,430	18,443	23,232	20,440

Net insurance claims incurred and movement in liabilities to policyholders ..................................................................	(3,553)	(3,563)	(3,877)	(2,536)	(4,239)

Net operating income before loan impairment charges and other credit risk provisions................................	18,416	16,867	14,566	20,696	16,201

Loan impairment charges and other credit risk provisions ..	(1,171)	(1,792)	(1,720)	(2,433)	(2,366)

Net operating income.....................................................	17,245	15,075	12,846	18,263	13,835

Total operating expenses ...................................................	(9,347)	(11,444)	(10,279)	(10,851)	(10,353)

Operating profit .............................................................	7,898	3,631	2,567	7,412	3,482

Share of profit in associates and joint ventures ...................	536	800	914	1,003	840

Profit before tax..............................................................	8,434	4,431	3,481	8,415	4,322

Tax expense ......................................................................	(1,324)	(1,028)	(658)	(2,244)	(1,385)

Profit after tax................................................................	7,110	3,403	2,823	6,171	2,937

Profit attributable to shareholders of the parent company .	6,353	3,091	2,498	5,857	2,581
Profit attributable to non-controlling interests ...................	757	312	325	314	356

	US$	US$	US$	US$	US$

Basic earnings per ordinary share .......................................	0.34	0.16	0.13	0.32	0.13
Diluted earnings per ordinary share ....................................	0.33	0.16	0.13	0.31	0.13
Dividend per ordinary share (in respect of the period) ........	0.10	0.18	0.09	0.09	0.09

	%	%	%	%	%

Return on average ordinary shareholders' equity(annualised) .......................................................................................	14.9	7.1	5.8	14.6	6.4
Pre-tax return on average risk-weighted assets (annualised)	3.1	1.5	1.2	2.9	1.4
Cost efficiency ratio ..........................................................	50.8	67.8	70.6	52.4	63.9

Summary consolidated balance sheet

	At 31 March 2013	At 31 December 2012	At 30 June 2012
	US$m	US$m	US$m
ASSETS
Cash and balances at central banks ................................................................	135,240	141,532	147,911
Trading assets ...............................................................................................	438,834	408,811	391,371
Financial assets designated at fair value .........................................................	34,858	33,582	32,310
Derivatives ...................................................................................................	334,741	357,450	355,934
Loans and advances to banks ........................................................................	177,652	152,546	182,191
Loans and advances to customers .................................................................	958,591	997,623	974,985
Financial investments ...................................................................................	414,623	421,101	393,736
Assets held for sale .......................................................................................	23,332	19,269	12,383
Other assets ..................................................................................................	163,485	160,624	161,513

Total assets ..................................................................................................	2,681,356	2,692,538	2,652,334

LIABILITIES AND EQUITY
Liabilities
Deposits by banks .........................................................................................	105,474	107,429	123,553
Customer accounts .......................................................................................	1,307,938	1,340,014	1,278,489
Trading liabilities ..........................................................................................	331,780	304,563	308,564
Financial liabilities designated at fair value ....................................................	86,830	87,720	87,593
Derivatives ...................................................................................................	335,619	358,886	355,952
Debt securities in issue ..................................................................................	117,264	119,461	125,543
Liabilities under insurance contracts .............................................................	69,279	68,195	62,861
Liabilities of disposal groups held for sale .....................................................	18,209	5,018	12,599
Other liabilities .............................................................................................	125,215	118,123	123,414

Total liabilities .............................................................................................	2,497,608	2,509,409	2,478,568

Equity
Total shareholders' equity ............................................................................	175,339	175,242	165,845
Non-controlling interests .............................................................................	8,409	7,887	7,921

Total equity .................................................................................................	183,748	183,129	173,766

Total equity and liabilities ............................................................................	2,681,356	2,692,538	2,652,334

Ratio of customer advances to customer accounts ........................................	73.3%	74.4%	76.3%

Capital

Capital structure

	At	At	At
	31 Mar 2013	31 Dec 2012	30 Jun 2012
	US$m	US$m	US$m
Composition of regulatory capital
Tier 1 capital
Shareholders' equity .....................................................................................	166,984	167,360	160,606
Non-controlling interests .............................................................................	4,850	4,348	4,451
Regulatory adjustments to the accounting basis .............................................	(2,506)	(2,437)	(3,308)
Deductions ...................................................................................................	(30,003)	(30,482)	(31,080)

Core tier 1 capital .....................................................................................	139,325	138,789	130,669

Other tier 1 capital before deductions ...........................................................	17,034	17,301	17,110
Deductions ...................................................................................................	(7,062)	(5,042)	(845)

Tier 1 capital..............................................................................................	149,297	151,048	146,934

Total regulatory capital............................................................................	183,262	180,806	175,724

Total risk-weighted assets.......................................................................	1,097,792	1,123,943	1,159,896

	%	%	%
Capital ratios
Core tier 1 ratio...........................................................................................	12.7	12.3	11.3
Tier 1 ratio ..................................................................................................	13.6	13.4	12.7
Total capital ratio ........................................................................................	16.7	16.1	15.1

Risk-weighted assets

RWAs by risk type

	At	At	At
	31 Mar 2013	31 Dec 2012	30 Jun 2012
	US$m	US$m	US$m

Credit risk ....................................................................................................	875,303	898,416	931,724
Counterparty credit risk ...............................................................................	47,231	48,319	49,535
Market risk ..................................................................................................	52,994	54,944	54,281
Operational risk ...........................................................................................	122,264	122,264	124,356

Total ............................................................................................................	1,097,792	1,123,943	1,159,896

RWAs by global businesses

	At	At	At
	31 Mar 2013	31 Dec 2012	30 Jun 2012
	US$bn	US$bn	US$bn

Retail Banking and Wealth Management .................................................	264.2	276.6	298.7
Commercial Banking ....................................................................................	373.8	397.0	397.8
Global Banking and Markets .........................................................................	412.3	403.1	412.9
Global Private Banking .................................................................................	22.0	21.7	21.8
Other ...........................................................................................................	25.5	25.5	28.7

Total ............................................................................................................	1,097.8	1,123.9	1,159.9

RWAs by geographical regions
1

	At	At	At
	31 Mar 2013	31 Dec 2012	30 Jun 2012
	US$bn	US$bn	US$bn

Total ............................................................................................................	1,097.8	1,123.9	1,159.9

Europe .........................................................................................................	300.8	314.7	329.5
Hong Kong ...................................................................................................	118.7	111.9	108.0
Rest of Asia-Pacific ......................................................................................	273.7	302.2	303.2
Middle East and North Africa .......................................................................	65.7	62.2	63.0
North America .............................................................................................	254.0	253.0	279.2
Latin America ..............................................................................................	100.8	97.9	99.8
1
RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.

RWA movement by key
driver - credit risk - IRB only

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US $bn	US $bn	US $bn	US $bn	US $bn	US $bn	US $bn

RWAs at 1 January 2013 .......	150.7	70.2	92.1	12.6	187.1	11.2	523.9

Foreign exchange movement .	(6.5)	(0.1)	(0.3)	(0.3)	(0.6)	0.1	(7.7)
Acquisitions and disposals .......	(1.4)	-	-	-	-	-	(1.4)
Book size ...............................	3.9	2.8	1.9	0.9	(4.4)	(0.3)	4.8
Book quality ..........................	(0.4)	0.8	(0.1)	1.9	(2.8)	0.1	(0.5)
Model updates ........................	-	-	-	-	(0.2)	-	(0.2)
Portfolios moving onto IRB approach .................	-	-	-	-	-	-	-
New/updated models ...........	-	-	-	-	(0.2)	-	(0.2)

Methodology and policy ........	4.7	3.9	2.5	-	11.0	-	22.1
Internal updates ..................	2.3	-	-	-	0.8	-	3.1
External updates - regulatory .......................................	2.4	3.9	2.5	-	10.2	-	19.0

Total RWA movement ..........	0.3	7.4	4.0	2.5	3.0	(0.1)	17.1

RWAs at 31 March- 2013 .......	151.0	77.6	96.1	15.1	190.1	11.1	541.0

RWA movement by key driver - counterparty credit risk - IRB only

US$bn

RWAs at 1 January 2013 ......................	45.7

Book size ..............................................	(0.4)
Book quality .........................................	(0.5)
Model updates .......................................	-
Methodology and policy .......................	(0.4)
Internal updates .................................	(0.4)
External updates - regulatory ............	-

Total RWA movement .........................	(1.3)

RWAs at 31 March 2013 ......................	44.4

RWA movement by key driver - market risk

- internal model based

US$bn

RWAs at 1 January 2013 ......................	44.5

Foreign exchange movement and other .	-
Movement in risk levels ........................	(6.3)
Model updates .......................................	-
Methodology and policy .......................	2.3
Internal updates .................................	-
External updates - regulatory ............	2.3

Total RWA movement .........................	(4.0)

RWAs at 31 March 2013 ......................	40.5

Estimated effect of CRD IV end point rules applied to the 31 March 2013 position

	At 31 March 2013
	RWAs	CET1
	US$m	US$m

Reported total under the current regime ..............................................................................	1,097,792	139,325

Regulatory adjustments applied to reported totals (under the current regime) in respect of amounts subject to CRD IV treatment:
Additional valuation adjustment (referred to as PVA) ......................................................		(1,850)
Individually immaterial holdings in CET1 capital of banks, financial institutions and insurance in aggregate above 10% of HSBC CET1 .......................................................		(4,258)
Deductions under threshold approach ..............................................................................		(4,669)
Other regulatory adjustments ..........................................................................................	161,950	(5,917)

Estimated total under CRD IV .............................................................................................	1,259,742	122,631

Estimated CET1 ratio......................................................................................................		9.7%

		US$m
Planned short-term management actions to mitigate immaterial holdings including threshold effects .............................................................................................................	1,877	5,009

Estimated total after planned management actions .............................................................	1,261,619	127,640

Estimated CET1 ratio after planned management actions.........................................		10.1%

The table above presents a reconciliation of our reported core tier 1 capital and RWAs position at 31 March 2013 to the pro-forma CRD IV fully loaded estimated CET1 capital and estimated RWAs. The table has been prepared on a consistent basis to our 2012 year end disclosures in order to illustrate our transition to Basel III under CRD IV and provide some insight into the possible effects of these rules on our capital position. These estimates are based on our interpretation of the draft July 2011 CRD IV rules, supplemented by guidance provided by the PRA, as applicable. However, the rules are yet to be finalised and these estimates are subject to change.

In April 2013, the European Parliament ('EP'), the Council and Commission agreed in principle the final CRD IV package. However, an EP Plenary vote is scheduled for June to adopt the final text. The implementation date of CRD IV is likely to be 1 January 2014, although this is dependent upon the completion of the various translations and its publication in the EU Official Journal before 1 July 2013. There are also still numerous areas where technical standards are yet to be drafted by the European Banking Authority.

We are currently analysing the impact of the proposals incorporated in the text.

A detailed basis of preparation can be found in the Annual Report and Accounts 2012 (see Appendix to Capital on page 298).

Profit before tax by global business and geographical region

	Quarter ended
	31 Mar 2013	31 Dec 2012	30 Sep 2012	30 Jun 2012	31 Mar 2012
	US$m	US$m	US$m	US$m	US$m
By global business
Retail Banking and Wealth Management ............................	1,567	1,654	1,511	4,228	2,182
Commercial Banking ..........................................................	2,187	1,858	2,248	2,225	2,204
Global Banking and Markets ...............................................	3,588	1,226	2,247	1,968	3,079
Global Private Banking ......................................................	(125)	230	252	241	286
Other .................................................................................	1,217	(537)	(2,777)	(247)	(3,429)

	8,434	4,431	3,481	8,415	4,322

By geographical region
Europe ...............................................................................	1,795	(2,530)	(217)	330	(997)
Hong Kong ........................................................................	2,158	2,031	1,790	1,864	1,897
Rest of Asia-Pacific ...........................................................	3,356	4,171	1,905	2,348	2,024
Middle East and North Africa .............................................	524	302	276	440	332
North America ...................................................................	140	(129)	(926)	2,892	462
Latin America ....................................................................	461	586	653	541	604

	8,434	4,431	3,481	8,415	4,322

Summary information - global businesses

Retail Banking and Wealth Management

	Quarter ended
	31 Mar 2013	31 Dec 2012	30 Sep 2012	30 Jun 2012	31 Mar 2012
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions................................	6,713	7,422	7,124	10,499	8,816

Loan impairment charges and other credit risk provisions ..	(890)	(1,089)	(1,153)	(1,503)	(1,770)

Net operating income.....................................................	5,823	6,333	5,971	8,996	7,046

Total operating expenses ...................................................	(4,339)	(4,847)	(4,704)	(5,093)	(5,125)

Operating profit.............................................................	1,484	1,486	1,267	3,903	1,921

Share of profit in associates and joint ventures ...................	83	168	244	325	261

Profit before tax..............................................................	1,567	1,654	1,511	4,228	2,182

Profit before tax relates to:
RBWM excluding US Card and Retail Services business and US run-off portfolio .............................................	1,887	1,818	1,810	1,731	1,724
US Card and Retail Services ............................................	-	-	(150)	3,247	669
US run-off portfolio1 ......................................................	(320)	(164)	(149)	(750)	(211)

Reconciliation of reported and underlying profit before tax

Reported profit before tax .................................................	1,567	1,654	1,511	4,228	2,182
Currency translation adjustment .........................................		(6)	4	(4)	7
Acquisitions, disposals and dilutions ....................................	-	(243)	(299)	(3,985)	(1,083)

Underlying profit before tax ..............................................	1,567	1,405	1,216	239	1,106

	%	%	%	%	%

Cost efficiency ratio ..........................................................	64.6	65.3	66.0	48.5	58.1
Pre-tax return on average risk-weighted assets (annualised)	2.4	2.3	2.0	5.3	2.5

1 31 March 2013 includes the loss on sale and results of the US Insurance business.

Commercial Banking

	Quarter ended
	31 Mar 2013	31 Dec 2012	30 Sep 2012	30 Jun 2012	31 Mar 2012
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions................................	3,933	4,151	4,147	4,210	4,043

Loan impairment charges and other credit risk provisions ..	(358)	(621)	(554)	(512)	(412)

Net operating income .....................................................	3,575	3,530	3,593	3,698	3,631

Total operating expenses ...................................................	(1,726)	(2,077)	(1,785)	(1,938)	(1,798)

Operating profit .............................................................	1,849	1,453	1,808	1,760	1,833

Share of profit in associates and joint ventures ...................	338	405	440	465	371

Profit before tax..............................................................	2,187	1,858	2,248	2,225	2,204

Reconciliation of reported and underlying profit before tax

Reported profit before tax .................................................	2,187	1,858	2,248	2,225	2,204
Currency translation adjustment .........................................		1	1	(8)	(24)
Acquisitions, disposals and dilutions ....................................	-	(252)	(196)	(341)	(77)

Underlying profit before tax ..............................................	2,187	1,607	2,053	1,876	2,103

	%	%	%	%	%

Cost efficiency ratio ..........................................................	43.9	50.0	43.0	46.0	44.5
Pre-tax return on average risk-weighted assets (annualised)	2.3	1.8	2.2	2.2	2.3

Management view of revenue

	Quarter ended
	31 Mar 2013	31 Dec 2012	30 Sep 2012	30 Jun 2012	31 Mar 2012
	US$m	US$m	US$m	US$m	US$m

Global Trade and Receivables Finance1 ...............................	713	725	762	753	726
Credit and lending ..............................................................	1,488	1,603	1,585	1,532	1,528
Payments and Cash Management1, current accounts and savings deposits ............................................................	1,275	1,372	1,347	1,338	1,314
Insurance and investments .................................................	183	111	242	173	202
Other .................................................................................	274	340	211	414	273

Revenue .............................................................................	3,933	4,151	4,147	4,210	4,043

1 'Global Trade and Receivables Finance' and 'Payments and Cash Management' include revenue attributable to foreign exchange products.

Global Banking and Markets

	Quarter ended
	31 Mar 2013	31 Dec 2012	30 Sep 2012	30 Jun 2012	31 Mar 2012
	US$m	US$m	US$m	US$m	US$m
Net operating income before loan impairment charges and other credit risk provisions................................	5,816	3,619	4,319	4,536	5,799

Loan impairment charges and other credit risk (provisions)/recoveries ...................................................	45	(82)	10	(420)	(178)

Net operating income.....................................................	5,861	3,537	4,329	4,116	5,621

Total operating expenses ...................................................	(2,388)	(2,530)	(2,304)	(2,356)	(2,717)

Operating profit.............................................................	3,473	1,007	2,025	1,760	2,904

Share of profit in associates and joint ventures ...................	115	219	222	208	175

Profit before tax ..............................................................	3,588	1,226	2,247	1,968	3,079

Reconciliation of reported and underlying profit before tax

Reported profit before tax .................................................	3,588	1,226	2,247	1,968	3,079
Currency translation adjustment .........................................		21	20	2	(48)
Acquisitions, disposals and dilutions ....................................	-	(160)	(109)	(131)	(93)

Underlying profit before tax ..............................................	3,588	1,087	2,158	1,839	2,938

	%	%	%	%	%

Cost efficiency ratio ..........................................................	41.1	69.9	53.3	51.9	46.9
Pre-tax return on average risk-weighted assets (annualised)	3.6	1.2	2.2	1.9	2.9

Management view of revenue1

	Quarter ended
	31 Mar 2013	31 Dec 2012	30 Sep 2012	30 Jun 2012	31 Mar 2012
	US$m	US$m	US$m	US$m	US$m

Global Markets ...................................................................	2,848	1,187	2,192	2,181	3,133
Credit .............................................................................	409	124	285	65	305
Rates ..............................................................................	814	(397)	363	611	1,194
Foreign Exchange ...........................................................	871	746	736	776	957
Equities ..........................................................................	266	143	140	211	185
Securities Services ...........................................................	405	454	371	413	385
Asset and Structured Finance ..........................................	83	117	297	105	107

Global Banking ...................................................................	1,436	1,227	1,354	1,337	1,246
Financing and Equity Capital Markets ............................	831	619	756	723	633
Payments and Cash Management ...................................	423	432	406	425	417
Other transaction services ..............................................	182	176	192	189	196

Balance Sheet Management ................................................	976	697	835	926	1,280
Principal Investments ........................................................	14	(75)	53	71	76
Debit valuation adjustment .................................................	472	518	-	-	-
Other .................................................................................	70	65	(115)	21	64

Revenue .............................................................................	5,816	3,619	4,319	4,536	5,799

1  In 1Q13 funding costs that had previously been reported within 'Other' were allocated to their respective business lines. For comparative purposes, 2012 quarterly data have been restated to reflect this change.

Revenue by geographical region

	Quarter ended
	31 Mar 2013	31 Dec 2012	30 Sep 2012	30 Jun 2012	31 Mar 2012
	US$m	US$m	US$m	US$m	US$m

Europe ...............................................................................	2,525	953	1,463	1,603	2,410
Hong Kong ........................................................................	898	656	674	643	788
Rest of Asia-Pacific ...........................................................	1,045	901	928	1,031	1,134
Middle East and North Africa .............................................	212	177	209	229	178
North America ...................................................................	774	619	641	608	799
Latin America ....................................................................	402	382	433	441	518
Intra-HSBC items ...............................................................	(40)	(69)	(29)	(19)	(28)

Revenue .............................................................................	5,816	3,619	4,319	4,536	5,799

Global Private Banking

	Quarter ended
	31 Mar 2013	31 Dec 2012	30 Sep 2012	30 Jun 2012	31 Mar 2012
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions.................	444	786	745	815	826

Loan impairment charges and other credit risk (provisions)/recoveries ....................................	(7)	1	(24)	2	(6)

Net operating income......................................	437	787	721	817	820

Total operating expenses ....................................	(566)	(559)	(471)	(578)	(535)

Operating profit/(loss)....................................	(129)	228	250	239	285

Share of profit in associates and joint ventures ....	4	2	2	2	1

Profit/(loss) before tax.....................................	(125)	230	252	241	286

Reconciliation of reported and underlying profit/(loss) before tax

Reported profit/(loss) before tax .........................	(125)	230	252	241	286
Currency translation adjustment ..........................		(1)	-	(10)	-
Acquisitions, disposals and dilution ......................	-	1	-	(58)	2

Underlying profit/(loss) before tax ......................	(125)	230	252	173	288

	%	%	%	%	%

Cost efficiency ratio ............................................	127.5	71.1	63.2	70.9	64.8
Pre-tax return on average risk-weighted assets (annualised).....................................................	(2.3)	4.2	4.6	4.3	5.1

Other1

	Quarter ended
	31 Mar 2013	31 Dec 2012	30 Sep 2012	30 Jun 2012	31 Mar 2012
	US$m	US$m	US$m	US$m	US$m
Net operating income/(expense) before loan impairment charges and other credit risk provisions .....................................................................	2,821	2,355	(361)	2,124	(1,786)
- of which effect of changes in own credit spread on the fair value of long-term debt issued ..............................	(243)	(1,312)	(1,733)	474	(2,644)

Loan impairment charges and other credit risk (provisions)/recoveries ...................................................	39	(1)	1	-	-

Net operating income/(expense)...................................	2,860	2,354	(360)	2,124	(1,786)

Total operating expenses ...................................................	(1,639)	(2,897)	(2,423)	(2,374)	(1,675)

Operating profit/(loss)...................................................	1,221	(543)	(2,783)	(250)	(3,461)

Share of profit/(loss) in associates and joint ventures .........	(4)	6	6	3	32

Profit/(loss) before tax...................................................	1,217	(537)	(2,777)	(247)	(3,429)

Reconciliation of reported and underlying profit/(loss) before tax

Reported profit/(loss) before tax ........................................	1,217	(537)	(2,777)	(247)	(3,429)
Currency translation adjustment .........................................		(140)	-	2	4
Own credit spread ...............................................................	243	1,312	1,733	(474)	2,644
Acquisitions, disposals and dilutions ....................................	(1,089)	(3,013)	38	(132)	-

Underlying profit/(loss) before tax .....................................	371	(2,378)	(1,006)	(851)	(781)

1  The main items reported under 'Other' are certain property activities, unallocated investment activities, centrally held investment companies, gains arising from the dilution of interests in associates, and joint ventures, part of the movement in the fair value of our long-term debt designated at fair value (the remainder of the Group's movement on own debt is included in GB&M), and HSBC's holding company and financing operations. The results also include net interest earned on free capital held centrally, operating costs incurred by the head office operations in providing stewardship and central management services to HSBC, and costs incurred by the Group
   Service Centres and Shared Service Organisations and associated recoveries. In addition, fines and penalties as part of the settlement of investigations into past inadequate compliance with anti-money laundering and sanctions laws together with the UK bank levy are recorded in 'Other'.

Summary information - geographical regions

Europe

	Quarter ended
	31 Mar 2013	31 Dec 2012	30 Sep 2012	30 Jun 2012	31 Mar 2012
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions................................	5,968	3,833	4,108	5,782	3,885

Loan impairment charges and other credit risk provisions ..	(190)	(512)	(372)	(690)	(347)

Net operating income.....................................................	5,778	3,321	3,736	5,092	3,538

Total operating expenses ...................................................	(3,984)	(5,849)	(3,957)	(4,755)	(4,534)

Operating profit/(loss)...................................................	1,794	(2,528)	(221)	337	(996)

Share of profit/(loss) in associates and joint ventures .........	1	(2)	4	(7)	(1)

Profit/(loss) before tax...................................................	1,795	(2,530)	(217)	330	(997)

Reconciliation of reported and underlying profit/(loss) before tax

Reported profit/(loss) before tax ........................................	1,795	(2,530)	(217)	330	(997)
Currency translation adjustment .........................................		(100)	9	15	(4)
Own credit spread ...............................................................	154	1,079	1,426	(345)	1,950
Acquisitions, disposals and dilutions ....................................	-	(6)	9	-	-

Underlying profit/(loss) before tax .....................................	1,949	(1,557)	1,227	-	949

	%	%	%	%	%

Cost efficiency ratio ..........................................................	66.8	152.6	96.3	82.2	116.7
Pre-tax return on average risk-weighted assets (annualised)	2.4	(3.2)	(0.3)	0.4	(1.2)

Profit/(loss) before tax by global business

	Quarter ended
	31 Mar 2013	31 Dec 2012	30 Sep 2012	30 Jun 2012	31 Mar 2012
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ............................	400	293	308	(146)	54
Commercial Banking ..........................................................	545	17	417	292	482
Global Banking and Markets ...............................................	1,336	(470)	413	92	951
Global Private Banking ......................................................	(242)	119	144	71	165
Other .................................................................................	(244)	(2,489)	(1,499)	21	(2,649)

Profit/(loss) before tax .......................................................	1,795	(2,530)	(217)	330	(997)

Hong Kong

	Quarter ended
	31 Mar 2013	31 Dec 2012	30 Sep 2012	30 Jun 2012	31 Mar 2012
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions................................	3,351	3,264	3,025	3,047	3,086

Loan impairment charges and other credit risk provisions ..	(17)	(18)	(24)	(13)	(19)

Net operating income.....................................................	3,334	3,246	3,001	3,034	3,067

Total operating expenses ...................................................	(1,181)	(1,236)	(1,216)	(1,191)	(1,205)

Operating profit.............................................................	2,153	2,010	1,785	1,843	1,862

Share of profit in associates and joint ventures ...................	5	21	5	21	35

Profit before tax..............................................................	2,158	2,031	1,790	1,864	1,897

Reconciliation of reported and underlying profit before tax

Reported profit before tax .................................................	2,158	2,031	1,790	1,864	1,897
Currency translation adjustment .........................................		(4)	1	1	1
Acquisitions, disposals and dilutions ....................................	-	(341)	(50)	(18)	(11)

Underlying profit before tax ..............................................	2,158	1,686	1,741	1,847	1,887

	%	%	%	%	%

Cost efficiency ratio ..........................................................	35.2	37.9	40.2	39.1	39.0
Pre-tax return on average risk-weighted assets (annualised)	7.6	7.3	6.6	7.0	7.3

Profit/(loss) before tax by global business

	Quarter ended
	31 Mar 2013	31 Dec 2012	30 Sep 2012	30 Jun 2012	31 Mar 2012
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ............................	979	1,051	890	809	944
Commercial Banking ..........................................................	526	666	521	501	500
Global Banking and Markets ...............................................	583	383	349	352	434
Global Private Banking ......................................................	70	69	58	58	64
Other .................................................................................	-	(138)	(28)	144	(45)

Profit before tax ................................................................	2,158	2,031	1,790	1,864	1,897

Rest of Asia-Pacific

	Quarter ended
	31 Mar 2013	31 Dec 2012	30 Sep 2012	30 Jun 2012	31 Mar 2012
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions................................	4,397	5,015	2,622	2,963	2,984

Loan impairment charges and other credit risk provisions ..	(63)	(100)	(38)	(122)	(176)

Net operating income.....................................................	4,334	4,915	2,584	2,841	2,808

Total operating expenses ...................................................	(1,392)	(1,434)	(1,507)	(1,380)	(1,485)

Operating profit.............................................................	2,942	3,481	1,077	1,461	1,323

Share of profit in associates and joint ventures ...................	414	690	828	887	701

Profit before tax..............................................................	3,356	4,171	1,905	2,348	2,024

Reconciliation of reported and underlying profit before tax

Reported profit before tax .................................................	3,356	4,171	1,905	2,348	2,024
Currency translation adjustment .........................................		(19)	18	(6)	(9)
Own credit spread ...............................................................	2	-	1	1	1
Acquisitions, disposals and dilutions ....................................	(1,209)	(3,319)	(380)	(616)	(412)

Underlying profit before tax ..............................................	2,149	833	1,544	1,727	1,604

	%	%	%	%	%

Cost efficiency ratio ..........................................................	31.7	28.6	57.5	46.6	49.8
Pre-tax return on average risk-weighted assets (annualised)	4.7	5.4	2.5	3.2	2.8

Profit before tax by global business

	Quarter ended
	31 Mar 2013	31 Dec 2012	30 Sep 2012	30 Jun 2012	31 Mar 2012
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ............................	260	234	362	456	465
Commercial Banking ..........................................................	588	652	700	673	577
Global Banking and Markets ...............................................	793	781	810	865	869
Global Private Banking ......................................................	22	20	25	88	26
Other .................................................................................	1,693	2,484	8	266	87

Profit before tax ................................................................	3,356	4,171	1,905	2,348	2,024

Middle East and North Africa

	Quarter ended
	31 Mar 2013	31 Dec 2012	30 Sep 2012	30 Jun 2012	31 Mar 2012
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions................................	632	617	576	635	602

Loan impairment charges and other credit risk provisions ..	62	(69)	(82)	(24)	(111)

Net operating income.....................................................	694	548	494	611	491

Total operating expenses ...................................................	(281)	(336)	(293)	(276)	(261)

Operating profit.............................................................	413	212	201	335	230

Share of profit in associates and joint ventures ...................	111	90	75	105	102

Profit before tax..............................................................	524	302	276	440	332

Reconciliation of reported and underlying profit before tax

Reported profit before tax .................................................	524	302	276	440	332
Currency translation adjustment .........................................		(7)	(5)	(8)	(7)
Own credit spread ...............................................................	3	7	1	4	-
Acquisitions, disposals and dilutions ....................................	-	(25)	70	(21)	(6)

Underlying profit before tax ..............................................	527	277	342	415	319

	%	%	%	%	%

Cost efficiency ratio ..........................................................	44.5	54.5	50.9	43.5	43.4
Pre-tax return on average risk-weighted assets (annualised)	3.3	1.9	1.8	2.9	2.3

Profit/(loss) before tax by global business

	Quarter ended
	31 Mar 2013	31 Dec 2012	30 Sep 2012	30 Jun 2012	31 Mar 2012
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ............................	90	65	47	61	79
Commercial Banking ..........................................................	192	149	97	171	170
Global Banking and Markets ...............................................	256	127	168	215	71
Global Private Banking ......................................................	5	3	3	1	3
Other .................................................................................	(19)	(42)	(39)	(8)	9

Profit before tax ................................................................	524	302	276	440	332

North America

	Quarter ended
	31 Mar 2013	31 Dec 2012	30 Sep 2012	30 Jun 2012	31 Mar 2012
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions................................	2,296	2,340	2,375	6,417	3,561

Loan impairment charges and other credit risk provisions ..	(447)	(601)	(695)	(1,051)	(1,110)

Net operating income.....................................................	1,849	1,739	1,680	5,366	2,451

Total operating expenses ...................................................	(1,714)	(1,870)	(2,608)	(2,471)	(1,991)

Operating profit/(loss)...................................................	135	(131)	(928)	2,895	460

Share of profit/(loss) in associates and joint ventures .........	5	2	2	(3)	2

Profit/(loss) before tax ...................................................	140	(129)	(926)	2,892	462

Reconciliation of reported and underlying profit/(loss) before tax

Reported profit/(loss) before tax ........................................	140	(129)	(926)	2,892	462
Currency translation adjustment .........................................		(4)	(3)	-	(2)
Own credit spread ...............................................................	84	226	305	(134)	693
Acquisitions, disposals and dilutions ....................................	120	8	(191)	(3,894)	(784)

Underlying profit/(loss) before tax .....................................	344	101	(815)	(1,136)	369

	%	%	%	%	%

Cost efficiency ratio ..........................................................	74.7	79.9	109.8	38.5	55.9
Pre-tax return on average risk-weighted assets (annualised)	0.2	(0.2)	(1.3)	3.8	0.6

Profit/(loss) before tax by global business

	Quarter ended
	31 Mar 2013	31 Dec 2012	30 Sep 2012	30 Jun 2012	31 Mar 2012
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ............................	(280)	(218)	(261)	2,942	532
RBWM excluding CRS and run-off portfolio ...................	40	(54)	38	445	74
Card and Retail Services ..................................................	-	-	(150)	3,247	669
Run-off portfolio1 ..........................................................	(320)	(164)	(149)	(750)	(211)
Commercial Banking ..........................................................	186	216	301	399	283
Global Banking and Markets ...............................................	381	199	209	151	398
Global Private Banking ......................................................	16	14	17	18	23
Other .................................................................................	(163)	(340)	(1,192)	(618)	(774)

Profit/(loss) before tax .......................................................	140	(129)	(926)	2,892	462

1 31 March 2013 includes the loss on sale and results of the US Insurance business.

Latin America

	Quarter ended
	31 Mar 2013	31 Dec 2012	30 Sep 2012	30 Jun 2012	31 Mar 2012
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	2,505	2,691	2,695	2,679	2,886

Loan impairment charges and other credit risk provisions ..	(516)	(492)	(509)	(533)	(603)

Net operating income.....................................................	1,989	2,199	2,186	2,146	2,283

Total operating expenses ...................................................	(1,528)	(1,612)	(1,533)	(1,605)	(1,680)

Operating profit.............................................................	461	587	653	541	603

Share of profit/(loss) in associates and joint ventures .........	-	(1)	−	-	1

Profit before tax..............................................................	461	586	653	541	604

Reconciliation of reported and underlying profit before tax

Reported profit before tax .................................................	461	586	653	541	604
Currency translation adjustment .........................................		9	5	(20)	(40)
Acquisitions, disposals and dilutions ....................................	-	16	(24)	(98)	(38)

Underlying profit before tax ..............................................	461	611	634	423	526

	%	%	%	%	%

Cost efficiency ratio ..........................................................	61.0	59.9	56.9	59.9	58.2
Pre-tax return on average risk-weighted assets (annualised)	1.9	2.4	2.6	2.1	2.3

Profit/(loss) before tax by global business

	Quarter ended
	31 Mar 2013	31 Dec 2012	30 Sep 2012	30 Jun 2012	31 Mar 2012
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ............................	118	229	165	106	108
Commercial Banking ..........................................................	150	158	212	189	192
Global Banking and Markets ...............................................	239	206	298	293	356
Global Private Banking ......................................................	4	5	5	5	5
Other .................................................................................	(50)	(12)	(27)	(52)	(57)

Profit before tax ................................................................	461	586	653	541	604

Appendix - selected information

Loans and advances to customers by industry sector and by geographical region

	Europe	Hong Kong	Rest of Asia- Pacific	Middle East and North Africa	North America	Latin America	Gross loans and advances to customers	Gross loans by industry sector as a % of total gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%
At 31 March 2013
Personal .........................................	171,292	71,066	49,660	6,223	82,006	16,166	396,413	40.7
First lien residential mortgages ....	127,863	53,019	37,446	2,187	68,403	3,734	292,652	30.0
Other personal ............................	43,429	18,047	12,214	4,036	13,603	12,432	103,761	10.7

Corporate and commercial ..............	206,272	100,742	84,872	21,520	47,490	32,695	493,591	50.7
Manufacturing .............................	45,090	10,288	19,091	3,286	9,800	12,882	100,437	10.3
International trade and services ...	67,973	35,536	31,667	8,732	13,013	8,538	165,459	17.0
Commercial real estate ................	31,668	23,545	9,376	869	6,227	2,444	74,129	7.6
Other property-related ................	7,542	15,962	6,973	1,849	7,517	316	40,159	4.1
Government ................................	1,511	2,817	608	1,663	327	1,796	8,722	0.9
Other commercial .......................	52,488	12,594	17,157	5,121	10,606	6,719	104,685	10.8

Financial .........................................	47,928	7,195	4,585	1,654	17,083	1,771	80,216	8.2
Non-bank financial institutions ...	46,972	6,398	3,812	1,513	17,083	1,633	77,411	7.9
Settlement accounts ....................	956	797	773	141	-	138	2,805	0.3

set-backed securities reclassified ..	3,412	-	-	-	181	-	3,593	0.4

Total gross loans and advances to customers1 ..........................	428,904	179,003	139,117	29,397	146,760	50,632	973,813	100.0

At 31 December 2012
Personal .........................................	186,274	70,341	49,305	6,232	84,354	18,587	415,093	41.0
First lien residential mortgages ....	135,172	52,296	36,906	2,144	70,133	5,211	301,862	29.8
Other personal ............................	51,102	18,045	12,399	4,088	14,221	13,376	113,231	11.2

Corporate and commercial ..............	223,061	99,199	85,305	22,452	47,886	35,590	513,493	50.6
Manufacturing .............................	56,690	10,354	19,213	3,373	9,731	12,788	112,149	11.1
International trade and services ...	70,954	33,832	32,317	9,115	13,419	9,752	169,389	16.6
Commercial real estate ................	33,279	23,384	9,286	865	6,572	3,374	76,760	7.6
Other property-related ................	7,402	16,399	6,641	2,103	7,607	380	40,532	4.0
Government ................................	2,393	2,838	1,136	1,662	774	1,982	10,785	1.1
Other commercial .......................	52,343	12,392	16,712	5,334	9,783	7,314	103,878	10.2

Financial .........................................	55,732	4,546	4,255	1,196	13,935	1,594	81,258	8.0
Non-bank financial institutions ...	55,262	4,070	3,843	1,194	13,935	1,513	79,817	7.9
Settlement accounts ....................	470	476	412	2	-	81	1,441	0.1

Asset-backed securities reclassified ..	3,694	-	-	-	197	-	3,891	0.4

Total gross loans and advances to customers1 ..............................	468,761	174,086	138,865	29,880	146,372	55,771	1,013,735	100.0

At 30 June 2012
Personal .........................................	173,650	65,669	45,409	6,015	91,611	18,448	400,802	40.4
First lien residential mortgages ....	125,729	48,951	33,636	1,937	71,582	4,945	286,780	28.9
Other personal ............................	47,921	16,718	11,773	4,078	20,029	13,503	114,022	11.5

Corporate and commercial ..............	214,423	96,164	81,029	22,216	43,540	34,829	492,201	49.6
Manufacturing .............................	55,245	10,235	17,550	3,888	8,594	12,538	108,050	10.9
International trade and services ...	64,843	31,631	30,777	8,574	11,471	9,399	156,695	15.8
Commercial real estate ................	32,563	21,510	9,544	940	6,706	3,451	74,714	7.5
Other property-related ................	7,506	17,079	6,849	2,060	6,120	344	39,958	4.0
Government ................................	2,073	2,906	390	1,514	774	1,853	9,510	1.0
Other commercial .......................	52,193	12,803	15,919	5,240	9,875	7,244	103,274	10.4

Financial .........................................	58,322	3,907	3,897	1,438	25,237	1,754	94,555	9.5
Non-bank financial institutions ...	57,460	3,413	3,492	1,433	25,186	1,547	92,531	9.3
Settlement accounts ....................	862	494	405	5	51	207	2,024	0.2

Asset-backed securities reclassified ..	4,243	-	-	-	401	-	4,644	0.5

Total gross loans and advances to customers1 ..............................	450,638	165,740	130,335	29,669	160,789	55,031	992,202	100.0

1 Additionally, gross loans and advances to customers of US$16,938m (31 December 2012: US$6,842m; 30 June 2012: US$5,602m) are reported within assets held for sale.

Exposures to countries in the eurozone

During 1Q13, in spite of continued improvements through austerity and structural reforms, the peripheral eurozone countries of Greece, Ireland, Italy, Portugal, Spain and Cyprus continued to exhibit a high ratio of sovereign debt to gross domestic product and excessive fiscal deficits.

In our Annual Report and Accounts 2012, we disclosed information on our exposures to the peripheral eurozone countries. At 31 March 2013, there were no significant changes in our exposures to peripheral eurozone countries compared with 31 December 2012.

Redenomination risk

In our Annual Report and Accounts 2012, we disclosed information on our in-country funding exposures for the peripheral eurozone countries. At 31 March 2013, there were no significant changes in our in-country funding exposures for peripheral eurozone countries compared with 31 December 2012.

Notable revenue items and notable cost items by geographical region and global business

Notable revenue items by geographical region

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Quarter ended 31 March 2013
Sale of remaining Ping An shareholding1 ..	-	-	553	-	-	-	553

Quarter ended 31 December 2012
Ping An contingent forward sale contract2 .................................................................	-	-	(553)	-	-	-	(553)

Notable revenue items by global business

	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Quarter ended 31 March 2013
Sale of Ping An investment1 ....	-	-	-	-	553	553

Quarter ended 31 December 2012
Ping An contingent forward sale contract2 ..................................	-	-	-	-	(553)	(553)

1  The gain of US$553m represents the net impact of the disposal of available-for-sale investments in Ping An offset by adverse changes in fair value of the contingent forward sale contract to the point of delivery of the shares.

2 For a full description of the Ping An contingent forward sale contract, see page 472 of the Annual Report and Accounts 2012 .

Notable cost items by geographical region

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Quarter ended 31 March 2013
Restructuring and other related costs ........	5	3	5	-	35	27	75
UK customer redress programmes ............	164	-	-	-	-	-	164

Quarter ended 31 December 2012
Restructuring and other related costs ........	65	1	24	13	46	67	216
UK customer redress programmes ............	640	-	-	-	-	-	640
Fines and penalties for inadequate compliance with anti-money laundering and sanction laws .................................	375	-	-	-	46	-	421

Quarter ended 31 March 2012
Restructuring and other related costs ........	27	10	102	4	68	49	260
UK customer redress programmes ............	468	-	-	-	-	-	468

Notable cost items by global business

	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Quarter ended 31 March 2013
Restructuring and other related costs ...........	15	1	8	1	50	75
UK customer redress programmes ................	164	-	-	-	-	164

Quarter ended 31 December 2012
Restructuring and other related costs ...........	67	9	29	6	105	216
UK customer redress programmes ................	286	144	212	(2)	-	640
Fines and penalties for inadequate compliance with anti-money laundering and sanction laws .....................................	-	-	-	-	421	421

Quarter ended 31 March 2012
Restructuring and other related costs ...........	106	8	14	21	111	260
UK customer redress programmes ................	468	-	-	-	-	468

US run-off portfolios

	Quarter ended
	31 Mar 2013 1	31 Dec 2012	30 Sep 2012	30 Jun 2012	31 Mar 2012
	US$m	US$m	US$m	US$m	US$m
Net operating income before loan impairment charges and other credit risk provisions ...............................	399	809	587	151	849
- of which:
non-qualifying hedges .................................................	83	38	(48)	(425)	208

Loan impairment charges and other credit risk provisions ..	(317)	(494)	(498)	(724)	(853)

Net operating income/(expense) ...................................	82	315	89	(573)	(4)

Total operating expenses ...................................................	(402)	(481)	(238)	(177)	(207)

Operating loss ................................................................	(320)	(166)	(149)	(750)	(211)

Share of profit in associates and joint ventures ...................	-	2	-	-	-

Loss before tax2...............................................................	(320)	(164)	(149)	(750)	(211)

1 31 March 2013 includes the loss on sale and results of the US Insurance business.
2  'Net operating income before loan impairment charges and other credit risk provisions' and 'Loss before tax' exclude movements in fair value of own debt, and include the effect of non-qualifying hedges.

	Quarter ended
	31 Mar 2013	31 Dec 2012	30 Sep 2012	30 Jun 2012	31 Mar 2012
	US$m	US$m	US$m	US$m	US$m
Loan portfolio information
Loans and advances to customers (gross) ............................	37,164	38,741	39,980	45,812	47,508
Loans and advances to customers - held for sale ................	3,974	3,958	4,290	-	-
Impairment allowances ......................................................	4,137	4,481	4,652	5,631	5,737
Impairment allowances - assets held for sale ......................	642	669	706	-	-
2+ delinquency ...................................................................	7,670	8,284	8,419	8,346	8,423
Write-offs (net) .................................................................	544	563	646	717	974

Ratios 1:	%	%	%	%	%
Impairment allowances ...................................................	11.1	11.6	11.6	12.3	12.1
Loan impairment charges ...............................................	3.0	4.6	4.4	6.2	7.0
2+ delinquency ...............................................................	18.6	19.4	19.0	18.3	17.7
Write-offs ......................................................................	5.2	5.2	5.7	6.2	8.0

1  The 'write-offs' and 'loan impairment charges' ratios are a percentage of average total loans and advances (quarter annualised), while the 'impairment allowances' and '2+ delinquency' ratios are a percentage of period end loans and advances to customers (gross). '2+ delinquency' ratios include loans and advances classified as held for sale.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 07 May 2013